2288 – 1177 W Hastings Street, Vancouver, BC. V6E 2K7 Canada

T +(604) 687-6263 F +(604) 687-6267

www.minefinders.com

Minefinders

Corporation Ltd.

Ms. Jill S. Davis	September 14, 2007

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Re:	Minefinders Corporation Ltd.
Form 40-F for Fiscal Year Ended December 31, 2006
Filed March 29, 2007
File No. 1-31586

Dear Ms. Davis,

In connection with our responses to your letters dated August 2, 2007 and September 6, 2007 regarding our financial statements on Form 40-F for the year ended December 31, 2006, Minefinders Corporation Ltd. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact me directly at 604-687-6263 (extension 111) or by email at greg@minefinders.com.

Sincerely,

/s/ Greg D. Smith

Greg D. Smith, CA

Chief Financial Officer

Minefinders Corporation Ltd.